Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended March 31, 2017

HAMILTON, Bermuda, May 3, 2017 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three months ended March 31, 2017.

Highlights

  Reported a net loss of $2.2 million for the three months ended March 31, 2017, or $0.06 basic and diluted loss per share, as compared to a net income of $6.7 million, or $0.26 basic and diluted earnings per share, for the three months ended March 31, 2016. The Company reported EBITDA (see Non-GAAP Measures section below) of $11.7 million for the three months ended March 31, 2017, as compared to $18.8 million for the three months ended March 31, 2016.
  Delivered a satisfactory chartering performance for the quarter with spot and pool MR tankers earning an average of $13,131 per day and Eco-Design chemical tankers earning an average of $12,907 per day.
  Maintaining a dividend policy of paying out 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the first quarter 2017.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"We are satisfied with our performance in the first quarter, as our fleet continued to perform well under soft charter market conditions. Following delivery of the last of the recently acquired Eco-Design MRs in November 2016, this was the first quarter with all six vessels in operation; these vessels made a very positive contribution to our financial performance in the quarter, as their high specifications and low breakeven costs resulted in significant accretion to operating income in a challenging market.

MR charter rates increased modestly from the prior quarter, driven by increased activity in the Atlantic basin, while high refined product inventory levels have continued to put downward pressure on tonne mile demand. Looking beyond the near-term spot market, we remain confident that the underlying fundamentals and outlook for the MR tanker sector are very positive. Demand growth is set to continue in the 4-5% range, driven by increased consumption and export-oriented refinery activity, while supply growth for MRs is slowing; the orderbook is at historical lows, scrapping continues to take place, and the pace of deliveries will decline further over the course of 2017. Taken together, these trends should result in net fleet growth well below projected demand growth. With our strong balance sheet, modern fleet, and low cost structure, and with revenue days set to increase by 13% in 2017, we believe Ardmore is well positioned to take advantage of the anticipated charter market recovery and to generate strong returns and value accretion for our shareholders."

Summary of Recent and First Quarter 2017 Events

Fleet

Fleet Operations and Employment

The Company has 27 vessels currently in operation, comprising 21 Eco MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 38,000 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the first quarter of 2017, the Company had 21 MR tankers trading in the spot market or in pools. The 21 spot or pool trading MR tankers, comprising 15 Eco-Design and six Eco-Mod, earned an average of $13,131 per day in the quarter. Overall for the quarter, our 15 Eco-Design MR tankers earned $13,181 per day, and our six Eco-Mod MR tankers earned $12,260 per day.

In the second quarter of 2017, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market or in pools. As of May 2, 2017, the Company has fixed approximately 40% of its total MR spot and pool revenue days for the second quarter 2017 at approximately $14,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the first quarter of 2017, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading spot or in pools. During the first quarter of 2017, across all employment types, the Company's six Eco-Design product / chemical vessels earned an average daily rate of $12,907 per day in the quarter.

In the second quarter of 2017, the Company expects to have all of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market or in pools. As of May 2, 2017, the Company has fixed approximately 40% of its Eco-Design IMO 2 product / chemical tankers spot and pool revenue days for the second quarter 2017 at approximately $12,000 per day.

Drydocking

The Company had eight drydock days in the first quarter of 2017. Ardmore expects approximately 30 scheduled drydock days in the second quarter of 2017.

Dividend

Based on the Company's policy of paying out dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended March 31, 2017, in which the Company experienced a loss from continuing operations of $2.2 million. The Company paid out dividends of $0.16 per share for the quarter ended March 31, 2016, and $0.27 per share for the full year 2016. The Company's Board of Directors reaffirmed its intention to maintain a policy of paying out dividends equal to 60% of earnings from continuing operations moving forward. Earnings from continuing operations is defined as earnings per share ("EPS") reported under US GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended March 31, 2017 and 2016

The Company reported a net loss of $2.2 million, or $0.06 basic and diluted loss per share, for the three months ended March 31, 2017, as compared to a net income of $6.7 million, or $0.26 basic and diluted earnings per share, for the three months ended March 31, 2016. For the three months ended March 31, 2017, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $11.7 million, a decrease of $7.1 million from $18.8 million for the three months ended March 31, 2016.

Management's Discussion and Analysis of Financial Results for the Three Months Ended March 31, 2017 and 2016

Revenue. Revenue for the three months ended March 31, 2017 was $49.7 million, an increase of $6.2 million from $43.5 million for the three months ended March 31, 2016.

The average number of owned vessels increased to 27 for the three months ended March 31, 2017, from 24 for the three months ended March 31, 2016, resulting in revenue days of 2,410 for the three months ended March 31, 2017, as compared to 2,166 for the three months ended March 31, 2016.

We had 19 and 10 vessels employed directly in the spot market as at March 31, 2017 and March 31, 2016, respectively. For spot chartering arrangements, we had 1,606 revenue days for the three months ended March 31, 2017, as compared to 821 for the three months ended March 31, 2016. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $19.8 million, partially offset by a $2.1 million decrease in spot market revenue related to lower average spot rates.

We had eight and 14 vessels employed under time charter and pool arrangements as at March 31, 2017 and March 31, 2016, respectively. Revenue days derived from time charter and pool arrangements were 804 for the three months ended March 31, 2017, as compared to 1,346 for the three months ended March 31, 2016. The decrease in revenue days in time charter and pool arrangements resulted in a decrease in revenue of $9.2 million, while lower charter rates for the quarter ended March 31, 2017 resulted in a decrease in revenue of $2.3 million.

As noted previously, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $18.8 million for the three months ended March 31, 2017, an increase of $11.4 million from $7.4 million for the three months ended March 31, 2016. Commissions and voyage related costs increased due to the increased number of revenue days for the three months ended March 31, 2017, and in particular, the increased number of revenue days derived from spot charter arrangements for which we typically are responsible for all voyage expenses as opposed to the charterer. Revenue days increased to 2,410 for the three months ended March 31, 2017, as compared to 2,166 for the three months ended March 31, 2016, which accounted for all of the increase in commissions and voyage related costs. For spot chartering arrangements, we had 1,606 revenue days for the three months ended March 31, 2017, as compared to 821 for the three months ended March 31, 2016.

TCE Rate. The average TCE rate for our fleet was $12,919 per day for the three months ended March 31, 2017, decreasing by $4,212 per day from $17,131 per day for the three months ended March 31, 2016. The decrease in average TCE rate was the result of lower average time charter and spot rates for the three months ended March 31, 2017.

Vessel Operating Expenses. Vessel operating expenses were $15.5 million for the three months ended March 31, 2017, an increase of $1.8 million from $13.7 million for the three months ended March 31, 2016. This increase is primarily due to an increase in the number of vessels in operation for the three months ended March 31, 2017. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees of an average of $390 per day, were $6,361 for the three months ended March 31, 2017, as compared to $6,194 for the three months ended March 31, 2016.

Depreciation. Depreciation expense for the three months ended March 31, 2017 was $8.4 million, an increase of $1.3 million from $7.1 million for the three months ended March 31, 2016. This increase is primarily due to an increase in the average number of owned vessels to 27 for the three months ended March 31, 2017, from 24 for the three months ended March 31, 2016.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended March 31, 2017 was $0.6 million, consistent with the three months ended March 31, 2016 when amortization of deferred drydock expenditure was also $0.6 million. The capitalized costs of drydockings for a given vessel are depreciated on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2017 were $3.0 million, a decrease of $0.3 million from $3.3 million for the three months ended March 31, 2016. This decrease is primarily due to a reduction in professional fees of $0.2 million for the period March 31, 2017 as during the period ended March 31, 2016, we incurred legal costs in connection with our debt refinancing.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and post-fixture operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2017 were $0.7 million, an increase of $0.3 million from $0.4 million for the three months ended March 31, 2016. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices, and an increased headcount in the chartering department for the three months ended March 31, 2017.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest. Interest expense and finance costs for the three months ended March 31, 2017 were $4.9 million, as compared to $4.4 million for the three months ended March 31, 2016. Cash interest expense increased by $0.5 million to $4.3 million for the three months ended March 31, 2017, from $3.8 million for the three months ended March 31, 2016. This increase in cash interest expense is attributable to an increase in our long-term debt due to the expansion of our fleet coupled with an increased LIBOR. Amortization of deferred financing charges for the three months ended March 31, 2017 was $0.6 million, consistent with the three months ended March 31, 2016 when amortization of deferred financing charges was also $0.6 million.

Liquidity

As of March 31, 2017, the Company had $45.2 million (March 31, 2016: $47.5 million) available in cash and cash equivalents. The following debt and capital lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Mar 31, 2017	Dec 31, 2016
Debt	442,523,816	453,213,106
Capital Leases	9,076,862	9,130,650
Total	451,600,678	462,343,756

Conference Call

The Company plans to have a conference call on May 3, 2017 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended March 31, 2017. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through May 10, 2017 at 877-344-7529 or 412-317-0088. Enter the passcode 10106417 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product / chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product / chemical tankers, building key long-term commercial relationships and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Mar 31, 2017	Dec 31, 2016
Current assets
Cash and cash equivalents	45,239,647	55,952,873
Receivables, trade	26,815,143	23,148,782
Working capital advances	3,450,000	3,300,000
Prepayments	1,060,594	803,003
Advances and deposits	4,071,948	3,136,362
Other receivables	-	82,636
Inventories	7,970,981	7,339,252
Total current assets	88,608,313	93,762,908

Non-current assets
Vessels and vessel equipment, net	777,204,873	785,461,415
Deferred drydock expenditure, net	2,865,323	3,232,293
Leasehold improvements	487,265	488,561
Other non-current assets, net	676,986	697,546
Total non-current assets	781,234,447	789,879,815

TOTAL ASSETS	869,842,760	883,642,723

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	13,988,584	14,448,043
Charter revenue received in advance	-	507,780
Other payables	19,854	5,354
Accrued interest on loans	2,016,774	2,067,991
Current portion of long-term debt	41,575,142	41,827,480
Current portion of capital lease obligations	298,343	159,028
Total current liabilities	57,898,697	59,015,676

Non-current liabilities
Non-current portion of long-term debt	400,948,674	411,385,626
Non-current portion of capital lease obligations	8,778,519	8,971,622
Total non-current liabilities	409,727,193	420,357,248

Equity
Share capital	340,613	340,613
Additional paid in capital	405,393,519	405,279,257
Treasury stock	(4,272,477)	(4,272,477)
Accumulated surplus	755,215	2,922,406
Total equity	402,216,870	404,269,799

TOTAL LIABILITIES AND EQUITY	869,842,760	883,642,723

Ardmore Shipping Corporation
Unaudited Condensed Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2017	Mar 31, 2016
REVENUE
Revenue	49,665,010	43,536,296

OPERATING EXPENSES
Commissions and voyage related costs	18,779,456	7,407,647
Vessel operating expenses	15,458,378	13,697,669
Depreciation	8,446,753	7,051,829
Amortization of deferred drydock expenditure	613,193	593,851
General and administrative expenses
Corporate	3,038,191	3,262,547
Commercial and chartering	661,423	350,780
Total operating expenses	46,997,394	32,364,323

Operating Income	2,667,616	11,171,973

Interest expense and finance costs	(4,910,921)	(4,433,611)
Interest income	90,614	21,140

(Loss) / income before taxes	(2,152,691)	6,759,502

Income tax	(14,500)	(20,000)

Net (loss) / income	(2,167,191)	6,739,502

(Loss) / earnings per share, basic and diluted	(0.06)	0.26
Weighted average number of shares outstanding, basic and diluted	33,575,610	26,059,879

Ardmore Shipping Corporation
Unaudited Condensed Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2017	Mar 31, 2016
OPERATING ACTIVITIES
Net (loss) / income	(2,167,191)	6,739,502
Non-cash items:
Depreciation	8,446,753	7,051,829
Amortization of deferred dry dock expenditure	613,193	593,851
Share based compensation	114,262	320,985
Amortization of deferred finance charges	607,740	600,463
Changes in operating assets and liabilities:
Receivables, trade	(3,666,361)	5,943,719
Working capital advances	(150,000)	-
Prepayments	(257,591)	(87,758)
Advances and deposits	(935,586)	(1,494,787)
Other receivables	82,636	-
Inventories	(631,729)	(330,719)
Payables, trade	(459,459)	(2,829,908)
Charter revenue received in advance	(507,780)	1,377,188
Other payables	14,500	(38,453)
Accrued interest on loans	(51,217)	381,516
Deferred dry dock expenditure	(246,223)	(621,792)
Net cash provided by operating activities	805,947	17,605,636

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(131,467)	(299,398)
Payments for leasehold improvements	(12,279)	(502,277)
Payments for other non-current assets	(24,608)	(198,450)
Net cash used in investing activities	(168,354)	(1,000,125)

FINANCING ACTIVITIES
Proceeds from long-term debt	-	2,010,000
Repayments of long-term debt	(11,270,681)	(855,000)
Repayments of capital leases	(59,311)	(443,813)
Payments for deferred finance charges	(20,827)	(4,110,711)
Repurchase of common stock	-	(2,993,931)
Payment of dividend	-	(2,851,002)
Net cash used in financing activities	(11,350,819)	(9,244,457)

Net (decrease) / increase in cash and cash equivalents	(10,713,226)	7,361,054

Cash and cash equivalents at the beginning of the period	55,952,873	40,109,382

Cash and cash equivalents at the end of the period	45,239,647	47,470,436

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2017	Mar 31, 2016
EBITDA (1)	11,727,562	18,817,653

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	12,919	17,131

Fleet operating costs per day (3)	5,971	5,830
Technical management fees per day (4)	390	364
	6,361	6,194

MR Tankers Spot & Pool TCE per day (2)	13,131	18,975

MR Tankers Eco-Design
TCE per day (2)	13,181	18,038
Vessel operating costs per day (5)	6,221	5,854

MR Tankers Eco-Mod
TCE per day (2)	12,260	17,833
Vessel operating costs per day (5)	6,459	6,572

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	12,907	17,367
Vessel operating costs per day (5)	6,385	6,236

FLEET
Upgrades and enhancements expensed	116,337	168,957

Average number of owned operating vessels	27	24

(1) EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.

(2)  Time Charter Equivalent ("TCE") daily rate is the net charter rate or net pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed in the spot market or in pools, TCE is the net rate after deducting voyage costs incurred, including all commissions and pool administration fees.

(3)  Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4) Technical management fees are fees paid to third-party technical managers.
(5) Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation
Fleet List as at April 25, 2017

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Sevaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,568

Non-GAAP Measures

This press release describes EBITDA, which is not a measure prepared in accordance with U.S. GAAP and is reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

This non-GAAP measure is presented in this press release as the Company believes that it provides investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. This non-GAAP measure should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net (loss) / income to EBITDA	Three months ended
	Mar 31, 2017	Mar 31, 2016
Net (loss) / income	(2,167,191)	6,739,502
Interest income	(90,614)	(21,140)
Interest expense and finance costs	4,910,921	4,433,611
Income tax	14,500	20,000
Depreciation	8,446,753	7,051,829
Amortization of deferred drydock expenditure	613,193	593,851
EBITDA	11,727,562	18,817,653

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com